Aqua America, Inc. 762 W. Lancaster Avenue Bryn Mawr, PA 19010

May 27, 2010

VIA EDGAR
H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Washington, D.C.
20549-3561

Re:           Aqua America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed on April 2, 2010
File No. 001-06659

Dear Mr. Owings:

We hereby request an extension of 10 business days to June 17, 2010 in order to respond to your letter of May 19, 2010 to Aqua America, Inc. regarding the above-referenced filing(s).

Sincerely,

/s/ David P. Smeltzer
Chief Financial Officer